EXHIBIT 3.1

AMENDMENT TO THE
AMENDED AND RESTATED BYLAWS
OF SIRNA THERAPEUTICS, INC.

In accordance with a resolution approved by the Board of Directors of Sirna Therapeutics, Inc., a Delaware corporation (the “Company”), on February 22, 2006, Article II, Section 2 of the Amended and Restated Bylaws of the Company shall be deleted in its entirety and replaced with the following:

“2.  QUALIFICATIONS AND NUMBER.

A director need not be a stockholder, a citizen of the United States or a resident of the State of Delaware. The number of directors which shall constitute the whole Board of Directors shall be eight (8). The number of Directors may be increased or decreased by action of the Board of Directors. The Corporation will take all necessary or desirable actions within its control in order to cause the Chief Executive Officer of the Corporation to be elected to the Board of Directors.”